Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

June 30, 2014

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Atento S.A.
Registration Statement on Form F-1
Filed on May 1, 2014
File No. 333-195611

Dear Mr. Spirgel:

On behalf of our client Atento S.A., a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form F-1 of the Company, filed on May 1, 2014 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter addressed to Mr. Alejandro Reynal, the Chief Executive Officer of the Company, dated May 27, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago      Hong Kong      London      Los Angeles      Munich      Palo Alto      San Francisco       Shanghai      Washington, D.C.

Registration Statement on Form F-1

General

1.	Staff’s comment: Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: The Company acknowledges the Staff’s comment. The Company will provide the Staff with copies of the artwork prior to circulating the preliminary prospectus.

2.	Staff’s comment: As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Company respectfully advises the Staff that once the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA the Company will inform the Staff. The Company confirms that it will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

3.	Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that it has not created or used any written communications as defined in Rule 405 under the Securities Act nor has it authorized anyone to do so on its behalf. The Company further advises the Staff that the Registration Statement has not been filed in reliance upon the Jumpstart Our Business Startups Act and the Company has not published or distributed any materials in reliance thereon.

4.	Staff’s comment: We note references to third-party information throughout the prospectus, including information from reports prepared by Frost & Sullivan & IDC. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available.

Response: In response to the Staff’s comment, the Company is submitting to the Staff copies of the reports prepared by Frost & Sullivan and IDC, on a confidential supplemental basis. Such reports are marked to cross-reference statements with the underlying factual support. The Company confirms that such reports are publicly available, with the exception of the “Seat Study” materials included therein, for which Frost & Sullivan has consented to its use by the Company. The Company is providing to the Staff on a confidential supplemental basis copies of the consents received from the relevant third-parties that prepared the above-referenced reports.

Prospectus Summary, page 1

5.	Staff’s comment: Please explain in plain English the products and services you provide to your customers. Your reliance on the marketing term “solutions” in lieu of “products” or “services” makes your disclosure more difficult to understand. In addition, please try to avoid the use of jargon, such as “end-to-end,” “technology-enabled” and “share of wallet.” For example, we note that on page 107 you provide a clear description of the six main categories of services you provide to customers. In general, please balance and shorten your summary disclosure and avoid drafting it as a marketing document.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Prospectus Summary to better explain the products and services the Company provides to its customers in plain English, to balance and shorten the Prospectus Summary and to avoid drafting the summary disclosure as a marketing document.

6.	Staff’s comment: Please avoid repetition within your summary so that your summary is more concise. For example, you repeat the number of your employees, retention rates and non-Telefonica revenue. In addition, please avoid providing detailed disclosure, such as detailed statistics about your market, in the summary as this more in depth disclosure is more appropriate for the Business section.

Response: The Company acknowledges the Staff’s comment and has revised the summary disclosure to avoid repetition and make the Prospectus Summary more concise.

7.	Staff’s comment: Please provide supplemental support, qualitative or quantitative, for your assertion here and elsewhere, that you are “the largest provider of CRM BPO solutions in Latin America.”

Response: In response to the Staff’s comment, the Company is submitting to the Staff on a confidential supplemental basis, support for the assertion that the Company is “the largest provider of CRM BPO solutions in Latin America.”

8.	Staff’s comment: Please revise your summary to address Telefonica’s significance to your on-going operations, including revenue and Adjusted EBITDA generated from Telefonica in the last three years.

Response: The Company acknowledges the Staff’s comment and has revised the summary disclosure on page 3 and in other relevant sections of the Registration Statement to include revenue generated from Telefónica in the last three years.

The Company respectfully advises the Staff that although the Company tracks variable costs incurred to provide services to our customers, the Company does not track separate fixed costs incurred to provide services to any specific customer, including Telefónica. As such, we believe that any presentation of Adjusted EBITDA generated from Telefónica in the last three years would be highly subjective and potentially misleading and reliant on cost allocation assumptions, and therefore not meaningful for investors.

In addition, even if reliable Adjusted EBITDA data relating to Telefónica were available, the Company believes it should not be included in the Registration Statement. If it were available and reliable, Adjusted EBITDA attributable to any one client or client relationship is sensitive proprietary information about specific client relationships. Disclosure could severely harm the Company’s relationship and negotiations with its clients. Furthermore, because the Company’s contractual relationship with Telefónica, while subject to the terms of a master services agreement, is all based on arms-length negotiated agreements based on prevailing market prices like any other customer, this information would not further an investor’s understanding of the business. The Company has also provided extensive disclosure on its dealings with Telefónica and the importance of its relationship with Telefónica and accordingly does not believe any further detail is necessary or appropriate.

9.	Staff’s comment: We note your disclosure that one of your key components of your technology strategy is your “technology organization.” Please provide a clear explanation of this concept.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 3 to better explain what is meant by “technology organization.”

10.	Staff’s comment: On page 3, you disclose your revenue growth from 2012 to 2013. To provide balance, please also disclose your net income (loss) for the same periods.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Registration Statement to include the Company’s actual profit/(loss) for the relevant period. As profit/(loss) for the periods are negative in absolute terms, the Company respectfully advises the Staff that presenting growth rates would be misleading and of little value to investors. Accordingly, such rates have been excluded.

11.	Staff’s comment: We note your disclosure on page 9 listing customers that represent some of the most prominent companies in their industries. Please provide context by explaining how significant these customers are to you. For example, disclose the extent to which any of the customers represented a material percentage of your total revenues in the last fiscal year.

Response: The Company acknowledges the Staff’s comment and has added the disclosure appearing on page 9.

12.	Staff’s comment: Please disclose the amount of your outstanding debt, including the amount attributable to the acquisition of the company by Bain in 2012. Please include the percentage of 2013 cash flow used to service your debt.

Response: The Company acknowledges the Staff’s comment and has included disclosure of the amount of outstanding debt, including the amount attributable to the Acquisition on page 3 of the Registration Statement. The Company has also included the percentage of 2013 cash flow used to service its debt.

13.	Staff’s comment: Please provide a subsection in the Prospectus Summary that discloses the benefits to be received by Bain as a result of the offering. For example, we note your disclosure on page 142 that you will pay Bain a fee in connection with the termination of a transaction services agreement and consulting services agreement in connection with this offering.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 13 of the Registration Statement.

14.	Staff’s comment: Please provide a subsection in the Prospectus Summary and under Certain Relationships and Related Party Transactions that discloses the company’s outstanding obligations to Telefonica and its affiliates, including the Vendor Loan Note and Contingent Value Instruments. Disclose the aggregate outstanding obligations in the Prospectus Summary and provide a cross-reference to the more detailed disclosure under Certain Relationships and Related Party Transactions. Under Certain Relationships and Related Party Transactions, provide a table that quantifies the outstanding obligations to Telefonica. Outstanding obligations would include indebtedness and any other amounts payable to Telefonica outside the ordinary course.

Response: The Company acknowledges the Staff’s comment and has included a subsection in the Prospectus Summary on page 3 disclosing the aggregated amount of such outstanding obligations. However, the Company respectfully submits that Telefónica is not a related person, as such term is defined in Regulation S-K, Item 404, of the Company. Although the Company was a business unit of Telefónica prior to the Acquisition, since the Acquisition in December 2012, it has operated independently and separately. Further, the Company has provided extensive disclosure on the Company’s relationship with Telefónica throughout the Registration Statement, including in the sections entitled “Business” and “Description of Certain Indebtedness” and in the notes to the financial statements. Accordingly, the Company has not disclosed the Company’s outstanding obligations to Telefónica and its affiliates in the section entitled “Certain Relationships and Related Party Transactions.”

Corporate Structure, page 11

15.	Staff’s comment: Please provide an ownership chart of the business prior to the reorganization. In addition, please confirm that you have direct ownership in all listed, material subsidiaries. To the extent any of your material subsidiaries are VIEs or joint-ventures, please use a dashed line to indicate your indirect ownership and add a footnote to your ownership chart explaining the nature of your interests.

Response: The Company respectfully submits that prior to the Reorganization Transaction the Issuer will have no operations or assets, including no subsidiaries. After the Reorganization Transaction, Atento S.A. will become the parent company of Atalaya Luxco Midco Sarl and its operating subsidiaries, and will be wholly-owned by Atalaya Luxco Pikco S.C.A. The Company believes that depicting graphically the structure with Atento S.A. having no operations or assets, or including a second structure that only differs from the final structure in that Atento S.A. is not shown therein, would not be meaningful disclosure for investors, would clutter the presentation and be potentially misleading. Accordingly, the Company respectfully advises the Staff that such chart has not been included in the Registration Statement. In addition, the Company confirms that, with the exception of an immaterial subsidiary, in which certain employees hold a de minimis number of shares, it has 100% ownership in its subsidiaries.

The Offering, page 13

16.	Staff’s comment: Please separately quantify the amount of offering proceeds to be received by Bain from the company in connection with this offering.

Response: The Company acknowledges the Staff’s comment and has added the referenced disclosure on page 13.

Summary Consolidated Historical Financial Information, page 15

17.	Staff’s comment: Refer to “Adjusted Free Cash Flow” measure. Since you expect to use “Adjusted Free Cash Flow” as a measure of liquidity it does not appear appropriate to exclude charges or liabilities that required or will require cash settlement. Refer to Item 10(e) (1) (ii) (A) and revise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on reflection of the Staff’s comment and based on the guidance contained in Item 10(e)(1)(ii)(A), as well as consideration of Section IV of the SEC’s Release No. 33-8350, the Company has revised its disclosures in the sections of the Registration Statement entitled “Summary Consolidated Historical Financial Information” and “Selected Historical Financial Information” to remove the “Free Cash Flow” and “Adjusted Free Cash Flow” measures. Accordingly, the Company will include net cash flow from operating, financing and investing activities in the sections of the Registration Statement entitled “Selected Historical Financial Information.” The Company will also include capital expenditures in the other financial data sections of the Registration Statement. “Capital expenditures” represents the sum of the additions to property, plant and equipment and the additions to intangible assets. The Company believes that a more appropriate method of describing free cash flow would be through expanded analysis in the “Liquidity and Capital Resources” subsection of the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.” Accordingly, the Company has added disclosure on pages 16, 17, 18, 51, 55, 80 and 81.

Risk Factors, page 20

Telefonica, certain of its affiliates and a few other clients…, page 20

18.	Staff’s comment: Please disclose the termination rights under the MSA, including notice periods and penalties, if any.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on pages 19 and 20 accordingly.

Our existing debt may affect our flexibility in operating and developing…, page 35

19.	Staff’s comment: Please quantify your debt service requirements and disclose as a percentage the “significant portion” of your cash flow that must be dedicated to debt service, both principle and interest.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 34 accordingly. The Company also expects to provide disclosure with respect to the cash flow dedicated to its debt service for 6-month ended June 2014 in a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Key Factors Affecting Results of Operations, page 60

Fluctuations in Operating Profit Margins, page 63

20.	Staff’s comment: We note your discussion that you may be able to pass increases in employee salaries due to consumer price increases on to your clients, but may not be able to pass on other increases. We also note your disclosure on page 25 that your employee benefit expenses in Latin America have been increasing due to economic growth, increased demand for outsourcing services and increased competition for talent. Please revise your overview to address this trend and your expectation for its impact on your operations going forward.

Response: The Company acknowledges the Staff’s comment and has added the disclosures to the Prospectus Summary on page 7 and 12 to provide information on how the Company addresses wage inflation, and to identify increases in employee benefit expenses and changes to labor laws as risks associated with the Company’s operations.

Results of Operations, page 68

21.	Staff’s comment: Please expand your basis of presentation for the unaudited Aggregated 2012 Financial Information to discuss the impact of the December 2012 acquisition in the financial results for the month December 31, 2012.

Response: The Company acknowledges the Staff’s comment and has expanded its basis of presentation for the unaudited Aggregated 2012 Financial Information on pages 58 and 65 of the Registration Statement.

Financing Arrangements, page 82

22.	Staff’s comment: Please provide a brief discussion of the quantitative covenants and ratios under your debt instruments and confirm whether Atento is in compliance with such ratios.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 81 to 86.

Preferred Equity Certificates, page 85

23.	Staff’s comment: We note that in connection with the Reorganization Transaction you expect to capitalize the Luxco PECs. Please provide a brief description of the proposed transaction here, including a discussion of the extinguishment of the debt and any potential material tax consequences.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 84 and 85. In addition, we respectfully advise the Staff that the Company does not believe this transaction will lead to any material tax consequences for the Company.

Business, page 96

24.	Staff’s comment: Please disclose the minimum revenue commitments under the MSA with Telefonica and the termination rights of the parties, including any notice periods or early termination penalties.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 3, 19, 20, 113 and 114.

Principal and Selling Shareholders, page 139

25.	Staff’s comment: Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 137.

Description of Share Capital, page 144

26.	Staff’s comment: Please include a statement regarding procedures, if any, for liability to further capital calls by the company as per Item 10.B.3(g) of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has included a statement on page 143.

Enforceability of Civil Liabilities, page 165

27.	Staff’s comment: Here and under “Material Tax Considerations, page 175,” include discussions of other material jurisdictions as necessary, for example, Latin America.

Response: The Company acknowledges the Staff’s comment and has added the relevant disclosure on pages 165, 166, and 183 to 189.

Description of Certain Indebtedness, page 169

28.	Staff’s comment: Please disclose the original purpose of the vendor loan note.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 170.

Index to Financial Statements, page F-1

29.	Staff’s comment: Please provide the names of the companies in addition to Successor and Predecessor designations.

Response: The Company acknowledges the Staff’s comment and has provided the names of the companies in the index on page F-1 of the Registration Statement.

Consolidated Statements of Financial Position, page F-3

30.	Staff’s comment: We note that you have presented subtotals of certain assets and liabilities on the face of your statement of financial position. Please explain why you have presented these subtotals, how management uses this information and why they are relevant to an understanding of your financial performance. Specifically address paragraph 55 of IAS 1 in your response.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has presented subtotals for certain assets and liabilities in the statement of financial position with the objective of presenting additional summarized information for other magnitudes that, given their nature, are not grouped under specific line items and have a higher degree of detail.

For example, the total amount of non-current assets is comprised of what is commonly referred to as fixed assets (i.e., property, plant and equipment), intangible assets and goodwill, deferred tax assets and other assets which have been subtotaled under Other financial assets to present a concise summary of the main line items, while preserving sufficient detail and references to the notes to the financial statements, where additional information can be found by readers.

The same reason is valid for the subtotals in the current section of the statement of financial position, in addition to the fact that subtotals in this section summarize the amounts related to receivables of various nature and current financial assets, consistently with the non-current portion of financial assets. The subtotal for trade payables under liabilities in the statement of financial position has been included for consistency with the receivable subtotal.

In accordance with IAS 1.55, the Company considers that these subtotals are relevant to understanding its financial position because they provide additional useful information to identify the exposure represented by trade and other receivables and, specifically for the current portion of assets and liabilities, they provide a useful reference to identify the main items that make up the Company’s working capital, while being presented in a transparent and clear manner which is not prejudicial to the understanding of the different line items of the statement of financial position.

Although management does not specifically use such subtotals for planning, apart from having a summarized presentation of the main line items of the statement of financial position, the Company will continue monitoring for future filings the appropriateness of such presentation and will evaluate whether such subtotals continue to represent useful and relevant information in respect of its consolidated financial statements.

*        *        *         *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Alejandro Reynal

Mauricio Montilha

Atento S.A.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP